Filer and Investment Company Act File Number: Drexel Hamilton Mutual Funds (811-22545)

File Number of related Registration Statement: 333-184337

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Ameristock Mutual Fund, Inc.

Subject Company Investment Company Act File No. 811-09090

SCRIPT

For use for automated outreach calls.

Hi, this is Nicholas Gerber, Portfolio Manager of the Ameristock Mutual Fund, calling with an important message.  As a valued shareholder of the Ameristock Mutual Fund, you should have recently received a package in the mail asking you to vote on a proxy.  Please make sure you read the entire package and vote your proxy promptly through the various methods indicated on the proxy ballot. AST Fund Solutions has been retained to assist in this voting process.

After this message you will be given a few options;

•	If you have already reviewed the package, and if you are ready to vote now, press #1.
•	If you have questions about the proxy or your vote, press #2.
•	If you would like more information about your investment in Ameristock, press #3; and finally,
•	If you would like to speak with a live AST Fund Solutions representative, press zero.

Over the next few weeks, people who have not voted will receive yet another phone call about the proxy reminding them to vote.  Representatives of AST Fund Solutions are available at 1-800-443-5182 any time during the hours of 9:00 am to 10:00 pm ET to help answer your questions about the proxy materials, or how to vote your shares.

Again, immediately following this message you will have the opportunity to speak with a representative or, if you are ready, to cast your vote.

Thank you for taking the time to vote.

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of the Ameristock Mutual Fund, Inc. and also constitutes a prospectus of the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, and other relevant documents, concerning the proposed reorganization have been filed by Drexel Hamilton Mutual Funds (ICA No. 811-22545), together with Ameristock Mutual Fund, Inc. (ICA No. 811- 09090), with the Securities and Exchange Commission (SEC) and have been mailed to shareholders of the Ameristock Mutual Fund, Inc. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC’s Web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents may be obtained from the Ameristock Mutual Fund, Inc. free of charge at www.ameristock.com or by calling 1-800-394-5064.

Ameristock Corporation is the investment adviser to the Ameristock Mutual Fund, Inc. Drexel Hamilton Investment Partners, LLC is the investment adviser to the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds. Centre Asset Management, LLC is the sub-adviser to the Drexel Hamilton Centre American Equity Fund. TO THE EXTENT THAT AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, CENTRE ASSET MANAGEMENT, LLC, AMERISTOCK MUTUAL FUND, INC. OR DREXEL HAMILTON CENTRE AMERICAN EQUITY FUND, OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE AMERISTOCK MUTUAL FUND, INC., IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE) FILED WITH THE SEC, OR BY OBTAINING FREE OF CHARGE THE FORM ADVs OF AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, AND CENTRE ASSET MANAGEMENT, LLC, AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

ALPS Distributor, Inc. is the distributor of the Ameristock Mutual Fund, Inc. and the Drexel Hamilton Centre American Equity Fund.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.